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                                                   Filed by Promotions.com, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             to be filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                                   Subject: Promotions.com, Inc.
                                                  Commission File No.: 333-84532

On May 7, 2002, Promotions.com, Inc. filed with the Securities and Exchange Commission a Current Report on Form 8-K disclosing the following information under Item 9:

"For the quarter ended March 31, 2002, Promotions.com, Inc. ("Promotions.com") recorded revenues of approximately $1.4 million and marginally positive Earnings Before Interest, Taxes, Depreciation and Amortization, excluding costs and expenses related to the acquisition of Promotions.com by iVillage Inc. ("iVillage").

In connection with their proposed merger iVillage and Promotions.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also have been, and will be, filed with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by iVillage has been mailed to Promotions.com's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502."